[Letterhead of Keefe, Bruyette & Woods, Inc.]

August 11, 2006

VIA FACSIMILE AND EDGAR

(202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ben Franklin Financial, Inc. (Registration Number 333-135562) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Keefe, Bruyette & Woods, Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Ben Franklin Financial, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. on August 14, 2006, or as soon thereafter as may be practicable.

Sincerely,

/s/ Charles E. Sloane
Charles E. Sloane Managing Director